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                                                              Exhibit 99.(a)(5)





Contact:  Kenneth R. Meyers, Executive Vice President - Finance
          (773) 399-8900 ken.meyers@uscellular.com

FOR RELEASE:  IMMEDIATE

  UNITED STATES CELLULAR CORPORATION ANNOUNCES EXPIRATION OF TENDER OFFER FOR
                 ITS LIQUID YIELD OPTION NOTES DUE 2015

JUNE 16, 2000 - CHICAGO, ILLINOIS -- United States Cellular Corporation [AMEX:USM] announced the expiration of a tender offer for its Liquid Yield Option-TM- Notes due 2015 (LYONs-TM-), CUSIP No. 911684 AA6. The tender offer expired at 5:00 p.m. New York City time on June 15, 2000. U.S. Cellular has been advised that LYONs having a principal amount at maturity of $133,000.00 were tendered pursuant to the tender offer. Subject to confirmation that such LYONs were validly tendered and not withdrawn prior to the expiration time, U.S. Cellular has accepted the tender of such LYONs and will pay $54,794.67 in cash for such LYONs pursuant to the terms of the tender offer.

Pursuant to the indenture under which the LYONs were issued, LYONs holders had a one-time "put option" under which U.S. Cellular was required to offer to purchase the LYONs as of June 15, 2000 at their accreted value of $411.99
per $1,000 principal amount at maturity.   The LYONs are convertible into
Common Shares of U.S. Cellular at a conversion rate of 9.475 shares per $1,000 principal amount at maturity. Based on the closing price of U.S. Cellular Common Shares on June 15, 2000, the LYONs had a conversion value of $621.80 per $1,000 principal amount at maturity.

"Liquid Yield Option" and "LYONs" are Trademarks of Merrill Lynch & Co., Inc.

U.S. Cellular, the nation's eighth largest wireless carrier, provides wireless service to more than 2.7 million customers in 145 markets and owns interests in 35 additional markets. The Chicago-based company strives to make wireless communications simple, personal and affordable for its customers. U.S. Cellular is listed and traded as USM on the American Stock Exchange. For more information about U.S. Cellular, visit the company's web site at: http://www.uscellular.com.